(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – February 28, 2015

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed consolidated interim financial statements of the Company for the three months ended February 28, 2015.  The following information, prepared as of April 28, 2015, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for three months ended February 28, 2015 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended November 30, 2014 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated. The February 28, 2015 financial statements have not been reviewed by the Company’s auditors.

The Company’s public filings, including its most recent unaudited and audited consolidated financial statements can be reviewed on the SEDAR website www.sedar.com.

Forward-looking Statements

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “will”, “may”, “should”, “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance.

Forward-looking statements are statements that are not historical facts, and include but are not limited to:

a)

Estimates and their underlying assumptions;

b)

Statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model, future operations, the impact of regulatory initiatives on the Company’s operations, and market opportunities;

c)

General industry and macroeconomic growth rates;

d)

Expectations related to possible joint or strategic ventures; and

e)

Statements regarding future performance.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties and other factors, most of which are difficult to predict and generally beyond the control of the Company. These risks, uncertainties and other factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.

Business of the Company

The Company is engaged in the acquisition and development of quality phosphate projects in Latin America where the discovery and advancement of new deposits is becoming increasingly important given the growing demand and limited supply of phosphate for fertilizer production in Latin America.  The Company also holds an interest in the Aurora gold and copper property in Peru with its joint venture partner, Daewoo International Corporation.

Loan Facility

On March 24, 2015, the Company completed a US$5.0 million loan facility from lenders led by Sprott Resource Lending Partnership (“Sprott Loan”).  US$4.0 million of the loan funds were used to purchase an interest in the Bayovar 12 Project (see below), with the balance of the proceeds intended to be used for further advancement of the Bayovar 12 Project.

Peru Phosphate Properties

Bayovar 12 Phosphate Property

On March 26, 2015, the Company’s Peruvian subsidiary, Agrifos Peru S.A.C., completed the acquisition of a 70% interest in the issued share capital of Juan Paulo Quay S.A.C., (“JPQ”), the titleholder of the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”) for US$4.0 million.

The Bayovar 12 Project is located 70 kilometres south of the city of Piura in northern Peru, close to Vale’s operating Bayovar phosphate mine.  Logistics for the 12,575 hectare concession are excellent, and the project area is accessible year round via a series of multi-lane sealed roads and highways. The Pan-American Highway crosses the eastern end of the property and the Chiclayo-Bayovar road transects the property. A network of un-maintained drill roads and access roads for minor surface gypsum mining operations provide four wheel drive vehicle access to the remainder of the property. Power transmission lines for Vale’s Bayovar Mine, located 15 kilometres to the southwest, transect the Bayovar 12 Project at its northern end.

Maiden Resource Estimate

In September 2014, the Company announced that it has received the following maiden NI 43-101 compliant mineral resource estimate for the Bayovar 12 project:

Resource Summary, Beds 1-13

Category	Million Tonnes Wet *	Million Tonnes Dry *	Grade (% P2O5)
Indicated (61%)	151.78	114.99	12.37
Inferred (39%)	96.83	73.36	12.44

* In-Situ Resource, no minimum thickness, grade cut-off or other mining parameters applied. Wet Density: 1.65 g/cm3 Dry Density: 1.25 g/cm3.  Dry Tonnes are a component of Wet Tonnes that contain negligible humidity

The independent estimate and report, based on the Company’s initial 20-hole drill program, was prepared by Golder Associates (“Golder”) and supervised by Jerry DeWolfe, MSc. P.Geo, an Independent Qualified Person defined under NI 43-101.

The resource estimate is based on 20 boreholes drilled over 650 hectare of the 12,575 hectare property, at drill spacings of 800 metres.  The resources are distributed between 13 individual soft, free digging, horizontal phosphate beds hosted within the Diana Formation, a sequence of diatomites that begin as shallow as 26 metres below surface. The grades and widths of individual beds are very consistent, with no evidence of faulting, and easily correlated across the drilled area.  Vale is believed to be mining the same beds at its Bayovar Mine 15 kilometres to the west of the Bayovar 12 Project.

The average grades of individual beds vary from 19.56% P2O5 (Bed 3) to 8.56% P2O5 (Bed 5).  Significantly, the beds closest to surface (Beds 1 – 4) comprise some of the best widths and highest grades, for example Bed 3 (19.56% P2O5) and Bed 4 (15.67% P2O5).  These upper four beds contribute 30.9 MT in Indicated at 14.41% P2O5 and 20.5 MT in Inferred at 14.32% P2O5 (dry tonnes).  The slight decrease in the average resource grade compared to some of the drill sections is due to the use of slightly wider bed thicknesses for some of the narrower beds in the resource calculation.

For further details of the resource estimate, please see the Company’s news release of September 8, 2014, and the NI 43-101 compliant Technical Report, both filed on www.sedar.com.

Engineering Studies

The Company has selected three consulting engineering companies to undertake a Preliminary Economic Assessment (“PEA”) of the Bayovar 12 Project (see news release dated September 9, 2014).  The three firms selected are: Golder, Jacobs Engineering (“Jacobs”), and M3 Engineering and Technology (“M3”).  The preliminary PEA schedule indicates a completion date for the study of Q3 2015.

Golder will lead the Bayovar PEA work in geology, mine engineering, geotechnical engineering, geohydrology, environmental and community relations studies and permitting.  Golder will qualify as the NI 43-101 Independent Qualified Person (QP) for the study areas over which they have the lead roles.  Jacobs will design the metallurgical test program.  They will also perform the testing and provide process and plant design. Jacobs’ project team has extensive experience in phosphate beneficiation projects all over the world and, in particular, the Bayovar district of northern Peru.  M3 will provide the full range of engineering disciplines and they will serve as overall study manager and as the NI 43-101 QP for the study and areas over which they have the lead role.

Bench scale metallurgical testwork by Jacobs commenced on the project core samples in October 2014.  The work consisted of physical, mineralogical and metallurgical testing using material from 13 individual phosphate beds to determine the best method of processing and the quality of the resultant phosphate rock concentrate. In March 2015 the Company provided an update on preliminary results of the testwork. Highlights of the results were:

•

All phosphate beds can be simply processed via washing and flotation; no milling or grinding is required.

•

Each bed produced a high quality phosphate concentrate averaging 29 - 30% P2O5 with low impurity levels which means that they can be readily acidulated and converted to high analysis fertilizers such as DAP and MAP.

•

All beds respond in a similar manner, resulting in a single, versatile flowsheet that will simplify both mining and beneficiation

•

Low levels of minor compounds MgO and FeO, along with low MER and CaO/ P2O5 ratios, will render the Bayovar 12 suitable for use in producing phosphoric acid and high analysis fertilizers such as DAP and MAP.

The +28# coarse fraction requires a final stage of scrubbing and desliming to produce a washed concentrate containing from 22% to nearly 32% P2O5. The -28#+100# washed fraction grades from 27% to over 30% P2O5 and requires no further upgrading. The -100#+270# fraction contains most of the silica (SiO2) which is removed by a single inverse flotation stage. Inverse flotation separates the undesired minerals by collecting them in a special froth which floats while the desired phosphate pellets sink and are removed from the bottom of the flotation cell. This process produces a concentrate, again depending on the bed, containing from about 27% to nearly 30% P2O5.

P2O5 recoveries were excellent, averaging 81% for all beds, ranging from 64% in PH08 to 93% in PH03. Low levels of minor compounds MgO and FeO, along with low MER and CaO / P2O5 ratios, will render the Bayovar 12 suitable for use in producing phosphoric acid and high analysis fertilizers such as DAP and MAP.

The study is being supervised by Mr. Glenn Gruber, an advisor to the Company, and a renowned expert in phosphate beneficiation.

In parallel with the PEA study, the Company is also investigating the opportunity for potential production of direct application phosphate rock (DAPR) from the Bayovar 12 Project, targeting local Latin American agricultural markets and organic farmers. Bayovar phosphate is known in the fertilizer industry for its very high reactivity and P2O5 solubility and resultant phosphate yields.

Marketing

The Company is looking to secure strategic partners to participate in the development of the Bayovar 12 Project and is in discussions with several groups to facilitate introductions to fertilizer manufacturers across the region. Additionally the Company attended several international fertilizer industry conferences and meetings with phosphate consumers, traders and shipping companies interested in the Bayovar 12 Project as a future supply of rock phosphate.

Phase 1 Drill Program

During March and April 2014, the Company conducted a first phase drill program to target phosphate beds within the Diana Formation, a sequence of horizontally bedded diatomites and sandstones. The program concentrated on the western portion of the Bayovar 12 Project. A significant portion of the concession remains undrilled.

The program consisted of 20 HQ vertical core holes totaling 2,027 metres. Drill hole total depths ranged from 81 to 131 metres (mean of 101 metres). All of the drill holes were completed to their planned total depths, and no drill holes were lost or abandoned due to technical or ground issues. The drilling was conducted on a nominal 800 by 800 metres spaced grid covering approximately 650 hectares of the total 12,575 hectare concession.

The Company has intercepted 15 distinct and correlatable phosphorite beds (identified as PH01 through PH15) across the concession. The upper 13 phosphorite beds (PH01 to PH13) are Diana ore zone Beds with the lower two beds (PH14 and PH15) interpreted as phosphorite beds occurring in the underlying Tuffaceous Diatomite unit. The individual phosphorite beds exhibit relatively uniform thickness and P2O5 grade profiles across the concession.

All 20 of the drill holes intercepted the full sequence of target phosphorite beds. The entire sequence of 15 phosphorite beds spanned a total mean thickness of 40 metres including interburden diatomite beds. Shallowing of the phosphate beds occurs in the eastern part of the grid, less than 26 metres below surface in some holes. This will be an area of focus for the second phase drilling program.  Mineralization is open in all directions outside of the drill grid.  The phosphate beds comprise up to 40% apatite pellets, ooliths and fossil debris consisting of mainly fish teeth, bones and scales representing the remains of marine organisms that accumulated on the sea floor. Flat-lying deposits such as sedimentary phosphates and other bulk commodities such as bauxite and gypsum may be amenable to precision mechanized strip mining using continuous surface miners.

The Independent NI 43-101 Mineral Resource Technical Report on the Bayovar 12 Project by Golder Engineering, as well as a drill collar plan with location of sections, geological cross sections, updated results tables and full set of assays, can be accessed at: http://www.focusventuresltd.com/s/Bayovar12-43101.asp.

Phase 2 Drill Program / Bulk Samples

In mid April 2015, the Company commenced its Phase 2 drill program at the Bayovar 12 Project.  Approximately 40 vertical diamond drill holes are planned mainly in the eastern part of the original drill grid where the horizontal phosphate beds are closest to surface.  The main objective of the program is to increase the confidence category of the existing Inferred and Indicated Resources to Measured category, and expand the resource in the area of least cover in the eastern end of the drill grid.  An updated NI 43-101 compliant mineral resource estimate will be incorporated into the Preliminary Economic Assessment study currently underway by a consortium of engineering companies.

The drilling will expand the drill grid to an area approximately 6.4km x 4km (2,500 hectares) within the western end of the 12,575 hectare concession, targeting phosphate beds within the lower part of the Diana Formation, a package of phosphate-bearing diatomites some 35 – 40m thick that are consistent in grade and continuous over long distances.  These phosphate units are currently being mined at the Bayovar Mine, a joint venture between Vale, Mosaic and Mitsui, one of the biggest phosphate deposits in South America.  The operation is located about 15km to the west of Bayovar 12

As part of the Company’s ongoing investigation into early production of direct application phosphate rock (DAPR), several large-diameter holes will be drilled during the current drill program to obtain a bulk sample for process development.  To that end, the Company has solicited bids from several engineering firms for the dry process test work.

In addition, permitting has begun for an exploration pit to access a bulk sample for advanced process testing and pilot studies for not only conventional phosphate rock production but also production of DAPR.

Royalty Sale

In mid April 2015, the Company completed the sale to Radius Gold Inc. (“Radius”) of a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project for the sum of US$1.0 million.  Under the terms of the sale agreement, the Company has the right for 12 months to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.  The Company and Radius have two common directors.

Other Phosphate Projects

The Company owns a 100% interest in the Machay Project which is comprised of eight concessions covering 3,700 hectares over the Aramachay Formation, a Jurassic-aged sedimentary unit that hosts phosphate mineralization.

The Company holds a 100% interest in the Quebranta phosphate project located in the Ocucaje region approximately 300 kilometres south of Lima along the coastal desert and 30 kilometres from tidewater.  The Quebranta Project currently covers 1,700 hectares consisting of four granted concessions and one concession application.

The Company currently has no plans for future exploration work on the Machay and Quebranta Projects.

Peru Copper/Gold Properties

Aurora Porphyry Copper-Molybdenum Property

The Company holds an interest in the 3,500 hectare Aurora porphyry copper-molybdenum property located in the Department of Cusco, Peru.  The Company acquired 2,300 hectares of granted concessions, and holds options on the main 400 hectare Aurora concession, plus an 800 hectare concession to the west and south.

Joint Venture with Daewoo International

On October 22, 2014, the Company announced the signing of a Joint Venture Agreement with Daewoo International Corporation (“Daewoo International”), whereby Daewoo International can earn a 65% interest in the Aurora property.  Daewoo International is Korea’s largest trading/investment company and a subsidiary of POSCO.

Under the terms of the agreement, the Company and Daewoo International will establish a joint venture company (“JVCo”) to develop and operate the Aurora project. Upon issuance of a drill permit and associated approvals to commence the work (expected in the summer of 2015), Daewoo International will acquire 49% of the shares of JVCo for a purchase price of US$3,000,000.  These funds will be used for an initial exploration program anticipated to include 10,000m of drilling.  Daewoo International has the option to earn up to a 65% interest in JVCo by making additional investments into JVCo, contingent on the results of the further drilling.

Property Background

Aurora is a 3,500 hectare advanced-stage porphyry copper-molybdenum exploration project located approximately 65 km north of the city of Cusco, between 2,600 - 2,900 metres above sea level.  It is currently being permitted for a major drill program.  Thirteen historical drill holes, totaling 3,900 metres that were drilled over an area approximately 900 metres by 800 metres cut significant intervals of copper and molybdenum mineralization, including 190 metres @ 0.57% Cu, 0.008% Mo in DDA-1, 142 metres @ 0.5% Cu, 0.004% Mo in DDA-3, and 71.7 metres @ 0.7% Cu, 0.007% Mo in DDA-3A (see Company news release July 11, 2012).

Observations and interpretations made from the re-logging of available drillcore by the Company have been key in the understanding of the deposit’s geometry and exploration potential.  The porphyry mineralization does not outcrop apart from a small area on the northern edge of the property around drillhole ABC-6.

Drilling in 2001 and 2005 (13 holes) intercepted significant widths of copper and molybdenum hosted by multi-phase quartz-feldspar porphyries and hornfelsed slates and pelitic sandstones belonging to the Ordovician (439 - 463 ma) Sandia Formation.  Several of the shallower drillholes were terminated in intrusive rock grading +0.5% copper with grades strengthening towards the bottom of the hole (see drill results on the Company’s website).  Molybdenum-rich mineralization, characterizing the deeper parts of the sill complex, was drilled in ABC-6, which assayed 302.4 metres @ 0.082% Mo and 0.23% Cu for the length of the hole, including 84 metres @ 0.42% Cu and 0.11% Mo.

Results of the Company’s IP and Magnetic Geophysical survey support its interpretation that the Aurora mineralizing system extends well beyond the limits of the historical drilling over an area 1.5 kilometres x 2 kilometres and could contain a large porphyry copper molybdenum deposit.

A supergene enrichment profile marked by the prevalence of secondary chalcocite, is observed in many holes and accounts for the highest grade intercepts e.g. 26 metres @ 0.95% Cu in DDA-1 & 72 metres @ 0.7% Cu, in DDA 3A.  Definition of this enrichment profile at Aurora will be an important aspect of the upcoming drill program.

Katenwill Gold Project

The Company owns a 100% interest in the 5,500 hectare Katenwill concessions located in the Province of Carabaya, Department of Puno in the Southern Peru Slate Belt, an emerging gold district that extends south into Bolivia.  The concessions are contiguous with Lupaka Gold Corp’s (TSX:LPK) Crucero discovery, where Lupaka has defined 30.9MT @ 1.118 g/t of Indicated Resources and 31.2MT @ 1.143 g/t Au in Inferred, using a 0.4g/t Au cut-off.  Gold mineralization at Crucero occurs as finely banded sulphide laminations composed of pyrite, pyrrhotite, arsenopyrite, stibnite, chalcopyrite and gold hosted in a sequence of deformed slates and siltstones.  (Source http://www.lupakagold.com/s/crucerogold.asp)

The Company is looking for a partner with respect to advancing the concessions or sale.

Qualified Person: Mr. David Cass, the Company’s President, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the technical information in this MD&A.

Selected Quarterly Information

The following table provides information for the eight fiscal quarters ended February 28, 2015:

	First Quarter ended Feb. 28, 2015 ($)	Fourth Quarter ended Nov. 30, 2014 ($)	Third Quarter ended Aug. 31, 2014 ($)	Second Quarter ended May 31, 2014 ($)	First Quarter ended Feb. 28, 2014 ($)	Fourth Quarter ended Nov. 30, 2013 ($)	Third Quarter ended Aug. 31, 2013 ($)	Second Quarter ended May 31, 2013 ($)
Total interest and other income	240	1,206	2,084	274	-	27	152	276
Exploration expenditures	714,410	672,387	917,161	1,339,474	320,498	316,667	582,993	660,313
Net loss	(901,766)	(1,320,144)	(1,202,218)	(1,557,136)	(1,035,271)	(522,760)	(805,539)	(1,000,187)
Loss per share - basic and diluted	(0.01)	(0.02)	(0.02)	(0.03)	(0.02)	(0.01)	(0.02)	(0.03)

The quarter ended May 31, 2014 recorded the highest net loss of all quarters presented due to increased exploration activity on the Company’s Bayovar 12 Project. The net loss for the quarter ended February 28, 2014 was significantly impacted by a share-based payment expense of $474,758. The net losses for the quarters ended August 31, 2013 and May 31, 2013 were impacted by write-offs of exploration and evaluation asset costs of $116,319 and $146,085 respectively regarding mineral properties in Mexico.

Results of Operations

Quarter ended February 28, 2015

For the three month period ended February 28, 2015, the Company had a net loss of $901,766 compared to a net loss of $1,035,271 for the three month period ended February 28, 2014, a decrease of $133,305. Contributing to the lower net loss was a foreign exchange gain of $72,764 recorded in the current quarter compared to a foreign exchange loss of $907 in the comparative quarter. Exploration expenditures for the current quarter were $714,410 compared to $320,498 in the comparative quarter, an increase of $393,912 which was due to increased activity on the Bayovar 12 Project.

General and administrative expenses during the current quarter were $260,360 compared to $713,866 for the comparative quarter, a decrease of $453,506. This decrease was due to the comparative quarter recording a share-based payment expense of $474,758 compared to just $2,093 recorded in the current quarter. The share-based payment expenses are related to the granting of stock options and using an option pricing model to determine the value. A notable general and administrative cost increase was $42,820 in accounting and legal fees.  These fees were higher due to regulatory filings in the United States. Notable general and administrative cost decreases were $33,000 in management fees and $12,864 in shareholder communications. Management fees were higher in the comparative quarter due to a bonus paid to the President during that period.  Shareholder communications costs were less in the current quarter as the Company carried out less advertising and promotional activities.

Mineral Property Expenditures

During the three month period ended February 28, 2015, the Company incurred exploration costs in Peru totalling $714,410, including $548,483 on the Bayovar 12 Project, $134,143 on general operations and new property investigation in Peru, and $31,784 on the Aurora property.

The most significant overall exploration costs for the period were $469,212 for geological and other consulting fees and $128,803 for salaries. Exploration costs also include a Peruvian value added tax amount of $12,462 which is treated as an expense due to the uncertainty of it being refunded.

The Company incurred acquisition costs during the current period totalling $61,177 (US$50,000) which was an option payment on Aurora property.

Financial Condition, Liquidity and Capital Resources

The Company’s cash resources decreased from $639,764 at November 30, 2014 to $78,334 as of February 28, 2015. The Company had a working capital deficiency of $519,830 at February 28, 2015 compared to working capital of $436,096 at November 30, 2014.

During the current year-to-date period, the Company has received funding or is proposing to raise funding as follows:

a)

Received US$5.0 million on March 24, 2015 from the Sprott Loan, of which US$4.0 million was immediately paid to the shareholders of JPQ for the Company’s 70% interest in the Bayovar 12 Project, and the balance of the proceeds are intended to be used for further advancement of the Bayovar 12 Project. The Sprott Loan is subject to an interest rate of 12% per annum, payable monthly, and a maturity date of September 30, 2016.  The Company must complete within 90 days of the closing of the Sprott Loan an equity financing to raise net proceeds of at least US$1.5 million which will be used to prepay a portion of the Sprott Loan;

b)

Received US$1.0 million from Radius for the sale of a royalty from future phosphate production from the Bayovar 12 Project; and

c)

Has announced a proposed private placement of up to 15 million units at $0.20 per unit for gross proceeds of up to $3.0 million. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share exercisable for two years at a price of $0.265.  A 7% cash finder’s fee may be paid on a portion of the placement.

The funds received from Radius are being used for exploration and general working capital requirements.  Upon closing of the private placement, the Company is committed to use part of the proceeds to make a payment of US$1.5 million towards the Sprott Loan.  The balance of the private placement, approximately $1.1 million, is intended to be used towards exploration and general working requirements.

The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs and fund its exploration programs through the next twelve months. As such, the Company is actively seeking to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the amount of property acquisition and exploration activity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Capital Management

The Company monitors its cash, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended February 28, 2015. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. The Company is not subject to externally imposed capital requirements.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk;

•

Credit Risk; and

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at February 28, 2015, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has been exposed to fluctuations in foreign currencies through its operations in Peru and former operations in Mexico. The Company monitors this exposure, but has no hedge positions.

As at February 28, 2015, the Company was exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	February 28, 2015			November 30, 2014
	Peruvian Soles	Mexican Pesos	US Dollars	Peru Soles	Mexican Pesos	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 4,185	$ -	$ 22,119	$ 3,895	$ 2,987	$ 71,864
Other receivables	1,802	3,390	-	933	3,328	-
Accounts payable and accrued liabilities	(55,743)	(6,477)	(358,968)	(67,375)	(6,349)	(123,230)
	$ (49,756)	$ (3,087)	$ (336,849)	$ (62,547)	$ (34)	$ (51,366)

Based on the above net exposures at February 28, 2015, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $39,000 (November 30, 2014: $11,400) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At February 28, 2015, the Company had a working capital deficiency of $519,830 (November 30, 2014: working capital of $436,096). All of the Company’s financial liabilities as of February 28, 2015, other than a payment of $247,684 received in advance towards the Bayovar 12 Project royalty sale, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The carrying amounts for the Company’s cash, receivables, accounts payables and accrued liabilities, and due to related parties approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between Levels in the period.

Related Party Transactions

The Company’s related parties with transactions during the period ended February 28, 2015 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius Gold Inc. (“Radius”)	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the three month periods ended February 28, 2015 and 2014, in addition to related party transactions disclosed elsewhere in the consolidated financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

Three months ended February 28,
	2015	2014
Office and miscellaneous	$ 10,454	$ 12,613
Regulatory and stock exchange fees	4,119	1,389
Rent and utilities	15,594	14,871
Salaries and benefits	39,151	36,244
Shareholder communication	13,140	8,977
Travel and accommodation	7,587	7,523
	$ 90,045	$ 81,617

Effective July 1, 2012, Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

The Company reimbursed Radius, a company with common directors and officers, for shared administration, exploration, and capital costs consisting of the following:

Three months ended February 28,
	2015	2014
Office and miscellaneous	$ -	$ 1,527

During the period ended February 28, 2015, the Company charged by Medgold, a company with common directors and officers, a total of $4,010 for shared personnel costs (2014: $Nil).

Prepaid expenses and deposits as of February 28, 2015 include an amount of $Nil (November 30, 2014: $808) paid to Gold Group.

Amounts due from parties as of February 28, 2015 consists of $4,010 (November 30, 2014: $Nil) owing from Medgold. The amount owing from Medgold is unsecured, non-interest bearing and payable on demand.

Long term deposits as of February 28, 2015 consists of $61,000 (November 30, 2014: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due to related parties as of February 28, 2015 consists of $113,772 (November 30, 2014: $20,122) owing to Gold Group and $247,684 (November 30, 2014: $Nil) owing to Radius. The amount owing to Gold Group was secured by a deposit and interest bearing if not paid within a certain period. The amount owing to Radius was a prepayment towards the Bayovar 12 Project royalty sale.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

Three months ended February 28,
	2015	2014
Management fees	$ 25,500	$ 58,500
Geological fees	36,000	36,000
Salaries and benefits	36,486	29,619
Share-based payments	-	311,201
	$ 97,986	$ 435,320

Share-based payments made to directors not specified as key management personnel during the period ended February 28, 2015 was $Nil (2014: $9,879).

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the periods ended February 28, 2015 and 2014.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at April 28, 2015 is 77,888,554 common shares and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of warrants	Exercise price	Expiry date
2,737,500	$0.265	April 10, 2016(1)

(1) In April 2015, the expiry date for 2,737,500 warrants was extended from April 10, 2015 to April 10, 2016.

STOCK OPTIONS
No. of options	Exercise price	Expiry date
200,000	$0.26	June 4, 2016
720,000	$0.19	January 14, 2019
75,000	$0.30	June 28, 2021
25,000	$0.25	January 16, 2022
1,380,000	$0.21	June 19, 2022
185,000	$0.21	July 10, 2022
250,000	$0.22	December 2, 2022
2,360,000	$0.22	December 17, 2023
45,000	$0.22	January 14, 2024
40,000	$0.26	June 4, 2024
5,280,000

Adoption of New and Amended IFRS Pronouncements

Effective December 1, 2014, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s condensed interim consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s condensed interim consolidated financial statements.

IAS 32 Financial Instruments: Presentations (Amendment)

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The adoption of the standard did not have an impact on the Company’s condensed interim consolidated financial statements.

Future Accounting and Reporting Changes

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard..

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

Title to Mineral Property Risks

Certain of the Company’s rights to mineral properties are subject to the terms of option agreements which require the Company to make certain payments in order to obtain and secure a further interest in the property. The Company may fail to, or may choose not to, make such payments, in which case it will forfeit its interest in a property. Any failure by the Company to obtain or secure title to any properties could have a material adverse effect on the Company and the value of the Company’s common shares.

The Company does not maintain insurance against title. Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. The Company has diligently investigated and continues to diligently investigate and validate title to its mineral claims; however, this should not be construed as a guarantee of title. The Company cannot give any assurance that title to properties it acquired will not be challenged or impugned and cannot guarantee that the Company will have or acquire valid title to these mineral properties.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of its mineral property to a third party.

Financing and Share Price Fluctuation Risks

The Company has limited financial resources, no source of operating cash flow other than proceeds from sales of mineral properties or mineral property rights, and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of the Company’s project may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues.

Political, Regulatory and Currency Risks

The Company is currently operating in countries that have relatively stable political and regulatory environments. However, changing political aspects may affect the regulatory environments in which the Company operates and no assurances can be given that the Company's plans and operations will not be adversely affected by future developments. The Company's property interests and proposed exploration activities in emerging nations are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and changing political conditions and international monetary fluctuations.

The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in Peruvian Soles and US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the Peruvian Sole or US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Community Risks

The activities of the Company may be subject to negotiations with the local communities on or nearby its mineral property concessions for access to facilitate the completion of geological studies and exploration work programs. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such certain groups or individuals within the community.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.